FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

August 31, 2006

The accompanying notes are an integral part of these interim financial statements

LANCASTER & DAVID

CHARTERED ACCOUNTANTS

Incorporated Partners

David E. Lancaster, C.A.

Michael J. David, C.A.

NOTICE TO READER

We have compiled the balance sheet of Bradner Ventures Ltd. as at August 31, 2006 and the interim statements of loss and deficit and cash flows for the nine month period ended August 31, 2006 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC

September 19, 2006

Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6

Telephone: 604.717.5526 Facsimile: 604.602.0867 Email: admin@lancasteranddavid.ca

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	August 31, 2006 $	November 30, 2005 $
		(Audited)

ASSETS

Current Assets

Cash	23,928	78,276
Other current assets	659	1,844

Total Assets	24,587	80,120

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	190	12,754

	190	12,754

Stockholders’ Equity

Capital Stock (Note 3) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,255,101)	(4,212,132)

Total Stockholders’ Equity	35,244	67,366

Total Liabilities and Stockholders’ Equity	24,587	80,120

Nature and Continuance of Operations (Note 1)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Operations

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	Accumulated from June 22, 1983 (Date of Inception) to August 31,	Three Months Ended August 31,		Nine Months Ended August 31,
	2006	2006	2005	2006	2005
	$	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–	–
Bad debts	248	–	–	–	–
Bank charges and interest	63,457	41	43	187	183
Consulting and secretarial	205,016	–	–	–	–
Finders’ fees	180,727	–	–	–	–
Management fees	342,781	–	–	5,000	–
Mineral property expenses	50,620	–	–	–	–
Office and miscellaneous	137,899	1,834	1,501	7,915	7,057
Professional fees	783,334	7,423	5,270	22,596	41,605
Shareholder information	90,464	45	45	2,199	3,057
Transfer agent and regulatory fees	162,642	1,505	620	5,039	4,939
Travel and promotion	76,952	–	–	–	–
Write-down of mineral property	1,456,807	–	–	–	–

	3,553,042	10,848	7,479	42,936	56,841

OTHER ITEMS
Interest income	(25,440)	–	–	–	–
Gain on settlement of debt	(1,303)	–	–	–	–
Gain on option	(1,187,500)	–	–	–	–
Foreign exchange (gain) loss	(1,666)	(1)	4	33	11
Loss on sale of capital assets	344	–	–	–	–
Loss on sale of long-term investment	630,397	–	–	–	–
Write-down of advances to affiliate	637,768	–	–	–	–
Write-down of long-tem investment	649,459	–	–	–	–

	702,059	(1)	4	33	11

Net Loss for the Period	(4,255,101)	10,847	(7,483)	(42,969)	(56,852)

Net Loss Per Share		(0.00)	(0.00)	(0.01)	(0.01)

Weighted Average Shares Outstanding		6,058,000	6,058,000	6,058,000	6,058,000

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	Accumulated from
	June 22, 1983	Three Months Ended		Nine Months Ended
	(Date of Inception)	August 31,		August 31,
	to August 31, 2006	2006	2005	2006	2005
	$	$	$	$	$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,255,101)	(10,847)	(7,483)	(42,969)	(56,852)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–	–
Bad debts	248	–	–	–	–
Finders’ fees	114,932	–	–	–	–
Gain on debt settlement	(1,303)	–	–	–	–
Gain on option	(1,187,500)	–	–	–	–
Loss on sale of capital assets	344	–	–	–	–
Loss on sale of investments	630,397	–	–	–	–
Write-down of advances to affiliate	637,768	–	–	–	–
Write-down of mineral property	1,468,807	–	–	–	–
Write-down of long-term investment	649,459	–	–	–	–
Increase in accounts receivable	(907)	1,087	2,416	471	(193)
Increase in prepaid expenses	–	–	–	714	(700)
Increase (decrease) in accounts payable and accrued liabilities	462,058	(601)	(2,938)	(12,564)	(3,636)
Decrease in due to related parties	(40,021)	–	–	–	–

Net cash used in operating activities	(1,518,724)	(10,361)	(8,005)	(54,348)	(61,381)

FINANCING
Advances to affiliate	(224,042)	–	–	–	–
Capital stock issued for cash	3,419,522	–	–	–	–

Net cash flows provided by financing activities	3,195,480	–	–	–	–

INVESTING
Purchase of capital assets	(3,038)	–	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–	–
Proceeds from disposal of capital assets	600	–	–	–	–
Purchase of investments	(310,025)	–	–	–	–
Advances to affiliate	(584,304)	–	–	–	–
Proceeds on disposal of investments	365,111	–	–	–	–

Net cash flows used in investing activities	(1,652,828)	–	–	–	–

NET CASH INFLOW (OUTFLOW)	23,928	(10,361)	(8,005)	(54,348)	(61,381)

CASH, BEGINNING OF PERIOD	–	34,289	91,996	78,276	145,372

CASH, END OF PERIOD	23,928	23,928	83,991	23,928	83,991

Supplemental Cash Flow Disclosure

Cash paid for interest	–	–	–	–	–
Cash paid for income taxes	–	–	–	–	–

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to August 31, 2006.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $4,255,101 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended August 31, 2006 are not necessarily indicative of the results that may be expected for the year ended November 30, 2006.

2.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company paid or accrued $4,500 (2005 - $4,500) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

b)	The Company incurred $5,000 (2005 - $nil) for management fees to a director of the Company

3.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Warrants

At August 31, 2006, the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

3.	CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. There are no stock options currently outstanding.

4.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

BRADNER VENTURES LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Month Period Ended August 31, 2006

October 30, 2006

The following discussion and analysis of our financial condition and results of operations for the quarterly period ended August 31, 2006 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the third quarter ended August 31, 2006, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Results of Operations

Three Month Period Ended August 31, 2006 Compared to the Three Month Period Ended August 31, 2005

Our company did not generate any revenues during the three months ended August 31, 2006. Expenses were $10,848 for the three months ended August 31, 2006, compared to $7,479 for the three months ended August 31, 2005. Expenses incurred in the three month period ended August 31, 2006 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the quarter ended August 31, 2006 was $10,361, compared to a cash outflow of $8,005 for the quarter ended August 31, 2005. The increase in cash outflow during the quarter ended August 31, 2006 was due to higher operating expenses.

Total cash outflow for the nine months ended August 31, 2006 was $54,348, compared to a cash outflow of $61,381 for the nine months ended August 31, 2005. The decrease in cash outflow from the nine months ended August 31, 2006 to the nine months ended August 31, 2005 was due to lower operating expenses.

Net loss was $10,847 or $(0.00) per share for the three months ended August 31, 2006, compared to a net loss of $7,483 or $(0.00) per share in the three months ended August 31, 2005. The increase in the net loss during our third quarter 2006 as compared to our third quarter 2005 was mainly due to an increase in professional fees and an increase in transfer agent and regulatory fees.

Selected Quarterly Financial Information

The following table provides selected quarterly financial information for the quarterly periods ended August 31, 2006 and August 31, 2005:

	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005

Revenue	$ Nil	$ Nil

Net loss	10,847	7,483

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

	As at August 31, 2006	As at November 30, 2005

Total assets	$24,587	$80,120

Shareholders’ equity (deficit)	35,244	67,366

Fiscal Year Ended November 30, 2005 Compared to the Fiscal Year Ended November 30, 2004

Our company did not generate any revenues during fiscal 2005 or 2004. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $71,173 for the fiscal year ended November 30, 2005, compared to $49,574 for fiscal 2004. Expenses incurred in the fiscal year ended November 30, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2005 was $67,096 compared to a cash outflow of $145,150 for the year ended November 30, 2004. The decrease in cash outflow of our 2005 fiscal year as compared to our 2004 fiscal year was due to lower operating expenses and a decrease in the amount due to related parties. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

Net loss was $71,186 or $(0.01) per share for the fiscal year ended November 30, 2005, compared to a net loss of $49,597 or $(0.02) per share in the same period in 2004. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and regulatory fees.

Selected Annual Financial Information

The following table provides selected financial information of our company for the fiscal years ended November 30, 2005, 2004 and 2003:

		For the Fiscal Year Ended November 30
		2005		2004		2003
		(Audited)

Revenue	$	Nil	$	Nil	$	Nil

Net loss		(71,186)		(49,597)		(27,840)

Net loss per share (basic and fully diluted)		(0.01)		(0.02)		(0.03)

		As at November 30
		2005		2004		2003
				(Audited)

Total assets		$80,120		$145,773		$314

Total Liabilities		12,754		7,221		62,165

Shareholders’ equity (deficiency)		67,366		138,552		(61,851)

Summary of Quarterly Results

Quarterly Results of the Eight Quarters ended August 31, 2006

		2006						2005

		August 31		May 31		February 28		November 30
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(10,847)		(18,167)		(14,334)		(14,334)

Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.00)		(0.00)

		2005						2004

		August 31		May 31		February 28		November 30
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(7,483)		(44,987)		(4,382)		(11,867)

Basic and Diluted earnings (loss) per share		(0.00)		(0.01)		(0.01)		(0.00)

Liquidity

We had cash and cash equivalents of $23,928 as at August 31, 2006, compared to $78,276 as at November 30, 2005. During the nine months ended August 31, 2006, we spent $54,348 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $23,928 at August 31, 2006. Our company’s normal operating expenses for the quarter ended August 31, 2006 of $10,848 included professional fees (accounting, administration and legal) of $7,423, transfer agent and regulatory fees of $1,505, shareholder information of $45, office and miscellaneous fees of $1,834 and bank charges and interest of $41.

During the year ended November 30, 2005, we spent $67,096 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company’s normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended August 31, 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $10,361 for the quarter ended August 31, 2006, compared to $8,005 for the quarter ended August 31, 2005, and cash of $54,348 for the nine months ended August 31, 2006 compared to $61,381 for the nine months ended August 31, 2005.

Operating activities used cash of $67,096 for the year ended November 30, 2005, compared to $104,850 for the year ended November 30, 2004.

Investing Activities

Investing activities provided cash of $Nil for the quarter and nine months ended August 31, 2006, compared to $Nil for the quarter and nine months ended August 31, 2005.

Investing activities provided cash of $Nil for the year ended November 30, 2005, compared to $Nil for the year ended November 30, 2004.

Financing Activities

Financing activities provided cash of $Nil for the quarter and nine months ended August 31, 2006, compared to $Nil for the quarter and nine months ended August 31, 2005.

Financing activities provided cash of $Nil for the year ended November 30, 2005, compared to $250,000 for the year ended November 30, 2005.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia and Alberta.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. As indicated above, our estimated working capital requirements and projected operating expenses for the next twelve month period total $50,000. As we had cash of $23,928 and working capital of $24,397 as at August 31, 2006, we anticipate that such funds will not be sufficient to pay our estimated expenses for the next twelve month period. We intend to fulfill any additional cash requirement through the sale of our equity securities.

There are no assurances that we will be able to obtain funds required for our continued operation. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease the operation of our business.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended August 31, 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the quarter ended August 31, 2006, and the fiscal years ended November 30, 2005 and 2004, our company entered into the following related party transactions:

1.

Our company paid or accrued $4,500 during the quarter ended August 31, 2006 and 2005 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2005 and 2004, our company paid $6,000 and $3,000 respectively for such expenses.

2.	Our company incurred $5,000 during the quarter ended August 31, 2006 for management fees to a director of our company and $Nil for such fees during the quarter ended August 31, 2005.
3.

During the year ended November 30, 2004, our company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant to our President, Mr. Coglon, pursuant to a private placement.

These transactions were in the normal course of operations and were measured at the exchange amount.

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock-Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 shares, divided into 75,000,000 common shares without par value and 25,000,000 preferred shares without par value. As of October 23, 2006, there were 6,058,259 common shares issued and outstanding and no preferred shares issued and outstanding in the capital of our company.

As of October 23, 2006, our company had 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Information

Additional information relating to our company, including our company’s Annual Information Form, is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109F2 Certification of Interim Filings

I, Richard Coglon, President and Chief Executive Officer of Bradner Ventures Ltd. certify that:

1.             I have reviewed interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending August 31, 2006.

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

/s/ Richard Coglon

Richard Coglon

President and Chief Executive Officer

FORM 52-109F2 Certification of Interim Filings

I, Randy Buchamer, Chief Financial Officer of Bradner Ventures Ltd. certify that:

1.             I have reviewed interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending August 31, 2006.

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

/s/ Randy Buchamer

Randy Buchamer

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: November 6, 2006